SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                    SCHEDULE 13G
                                   (Rule 13d-102)

               INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO RULE 13d-2(b)
                                  (Amendment No. 1)


                             ProMedCo Management Company
                                  (Name of Issuer)


                      Common Stock, Par Value $0.01 Per Share
                           (Title of Class of Securities)


                                    74342L 10 5
                                   (CUSIP Number)




                (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|  Rule 13d-1(b)

         |X|  Rule 13d-1(c)

         |_|  Rule 13d-1(d)




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         1.       NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                           Richard E. Ragsdale
--------------------------------------------------------------------------------


         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                     (a)  [  ]
                                                     (b)  [  ]
--------------------------------------------------------------------------------


         3.       SEC USE ONLY

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         4.       CITIZENSHIP OR PLACE OF ORGANIZATION
                           United States
--------------------------------------------------------------------------------


   NUMBER OF               5.       SOLE VOTING POWER
     SHARES
  BENEFICIALLY                                       2,133,640(1)
    OWNED BY               6.       SHARED VOTING POWER
      EACH
   REPORTING                                         65,000(2)
     PERSON                7.      SOLE DISPOSITIVE POWER
      WITH
                                                     2,133,640(1)
                           8.      SHARED DISPOSITIVE POWER

                                                     65,000(2)
         9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                  REPORTING PERSON

                           2,198,640
         10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
                  EXCLUDES CERTAIN SHARES*

                           N/A
         11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                           10.0%
         12.      TYPE OF REPORTING PERSON*

                           IN
*SEE INSTRUCTIONS BEFORE FILLING OUT

(1) This amount includes 868,940 shares issuable upon the exercise of warrants that are exercisable within 60 days of the date of this Schedule 13G

(2) This amount includes 15,000 shares owned by Mr. Ragsdale's spouse and 50,000 shares owned by the Ragsdale Unified Credit Trust, as to which Mr. Ragsdale disclaims beneficial ownership.


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         1.       NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                           H. Wayne Posey
--------------------------------------------------------------------------------


         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                     (a)  [  ]
                                                     (b)  [  ]
--------------------------------------------------------------------------------


         3.       SEC USE ONLY


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         4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                           United States
--------------------------------------------------------------------------------


   NUMBER OF               5.       SOLE VOTING POWER
     SHARES
  BENEFICIALLY                                       1,576,972(3)
    OWNED BY               6.       SHARED VOTING POWER
      EACH
   REPORTING                                         0
     PERSON                7.      SOLE DISPOSITIVE POWER
      WITH
                                                     1,576,972(3)
                           8.      SHARED DISPOSITIVE POWER
                                                     0
--------------------------------------------------------------------------------


         9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                  REPORTING PERSON
                                    1,576,972(3)
--------------------------------------------------------------------------------


         10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
                  EXCLUDES CERTAIN SHARES*
                                    N/A
--------------------------------------------------------------------------------


         11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                    7.3%
--------------------------------------------------------------------------------


         12.      TYPE OF REPORTING PERSON*
                                    IN
--------------------------------------------------------------------------------


*SEE INSTRUCTIONS BEFORE FILLING OUT
(3) This amount includes 686,972 shares issuable upon the exercise of warrants and options that are exercisable within 60 days of the date of this Schedule 13G.


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         1.       NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                           E. Thomas Chaney
--------------------------------------------------------------------------------


         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                     (a)  [  ]
                                                     (b)  [  ]
--------------------------------------------------------------------------------


         3.       SEC USE ONLY

--------------------------------------------------------------------------------


         4.       CITIZENSHIP OR PLACE OF ORGANIZATION
                           United States
--------------------------------------------------------------------------------


   NUMBER OF               5.       SOLE VOTING POWER
     SHARES
  BENEFICIALLY                              1,114,780(4)
    OWNED BY               6.       SHARED VOTING POWER
      EACH
   REPORTING                                         0
     PERSON                7.      SOLE DISPOSITIVE POWER
      WITH
                                            1,114,780(4)
                           8.      SHARED DISPOSITIVE POWER
                                                     0
--------------------------------------------------------------------------------


         9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                  REPORTING PERSON
                           1,114,780(4)
--------------------------------------------------------------------------------


         10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
                  EXCLUDES CERTAIN SHARES*
                           N/A
--------------------------------------------------------------------------------


         11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                           5.2%
--------------------------------------------------------------------------------


         12.      TYPE OF REPORTING PERSON*
                           IN
--------------------------------------------------------------------------------


*SEE INSTRUCTIONS BEFORE FILLING OUT
(4) This amount includes 464,780 shares issuable upon the exercise of warrants that are exercisable within 60 days of the date of this Schedule 13G.

This Schedule 13G is filed on behalf of each of the Reporting Persons named herein pursuant to Rule 13d-1(c) and Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended.

Item 1.  (a)  Name of Issuer:
               ProMedCo Management Company, a Delaware Corporation

         (b)  Address of Issuer's Principal Executive Offices:
                           801 Cherry Street
                           Suite 1450
                           Fort Worth, Texas  76102

Item 2.  (a)  Names of Persons Filing:
                           1.  Richard E. Ragsdale
                           2.  H. Wayne Posey
                           3.  E. Thomas Chaney

         (b) Address of Principal Business Office of each of the Reporting Persons:
                           801 Cherry Street
                           Suite 1450
                           Fort Worth, Texas  76102

         (c)  Citizenship of Each of the Reporting Persons:
                           United States

         (d)      Title of Class of Securities: Common Stock, par value
                           $0.01 per share

         (e)   CUSIP Number:  74342L 10 5

Item  3.  If  this  statement  is  filed  pursuant  to  ss.ss.240.13d-1(b),   or
240.13d-1(b) or (c), check whether the person filing is a:

 (a)  |_| Broker or dealer registered under section 15 of the Act (15 U.S.C.78o)

 (b)  |_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)

 (c)  |_| Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.
          78c)

 (d) |_| Investment company registered under section 8 of the Investment Company Act or 1940 (15 U.S.C. 80a-8)

 (e)  |_| An investment advisor in accordance with ss.240.13d-1(b)(1)(ii)(E)

 (f) |_| An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F)

 (g) |_| A parent holding company or control person, in accordance with ss.240.13d-1(b)(1)(ii)(G)

(h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

(i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j)  |_| Group, in accordance with ss.240.13d-1(b)(1)(ii)(J)

Item 4. Ownership.

     (a)  Amount Beneficially Owned:

              1.  Richard E. Ragsdale - 2,198,640
              2.  H. Wayne Posey - 1,576,972
              3.  E. Thomas Chaney - 1,114,780

     (b)      Percent of Class:  1. Richard E.  Ragsdale - 10.0% 2.

              H. Wayne Posey - 7.3% 3. E. Thomas Chaney - 5.2%

     (c)  Number of shares as to which such person has:

              1.  Richard E. Ragsdale
                  (i)   sole power to vote or to direct the vote:  2,133,640
                  (ii)  shared power to vote or  to direct the vote:  65,000
                  (iii)  sole power to dispose or to direct the disposition of:
                         2,133,640
                  (iv)  shared power to dispose or to direct the disposition of:
                        65,000

              2.  H. Wayne Posey
                  (i)   sole power to vote or to direct the vote:  1,576,972
                  (ii)  shared power to vote or  to direct the vote:  0
                  (iii)  sole power to dispose or to direct the disposition of:
                         1,576,972
                  (iv)  shared power to dispose or to direct the disposition of:
                        0

              3.  E. Thomas Chaney
                  (i)   sole power to vote or to direct the vote:  1,114,780
                  (ii)  shared power to vote or  to direct the vote:  0
                  (iii)  sole power to dispose or to direct the disposition of:
                         1,114,780
                  (iv)  shared power to dispose or to direct the disposition of:
                        0

Item 5. Ownership of Five Percent or Less of a Class.

                           N/A

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

                           N/A

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

                           N/A

Item 8. Identification and Classification of Members of the Group.

     See Appendix 1 for a description of the identity of each Reporting Person.

     Each of the Reporting Persons disclaims beneficial ownership of all shares of Common Stock owned by any other Reporting Person and also disclaims that a "group" within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934 has been or will be formed.

Item 9. Notice of Dissolution of Group.

                           N/A

Item 10. Certification.

     By signing below we hereby certify that, to the best of our knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we hereby certify that the information set forth in this statement is true, complete and correct.


Date:    March 8, 1999


                                             /s/ RICHARD E. RAGSDALE
                                             Richard E. Ragsdale


                                             /s/ H. WAYNE POSEY
                                             H. Wayne Posey


                                             /s/ E. THOMAS CHANEY
                                             E. Thomas Chaney

                               APPENDIX 1


1. Richard E. Ragsdale is a Director of ProMedCo Management Company.

2. H. Wayne Posey is the President, Chief Executive Officer and the Chairman of the Board of Directors of ProMedCo Management Company.

3. E. Thomas Chaney is a Director of ProMedCo Management Company.